Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

[SunTrust Letterhead]

December 2, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E. Washington, D.C. 20549
Attention: Suzanne Hayes

Re: SunTrust Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 4, 2011
File No. 001-08918

Ms. Hayes:
We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated November 10, 2011, pertaining to the SunTrust Banks, Inc. (the “Company”, “SunTrust”, “We” and “Our”) Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) and Form 10-Q for the fiscal quarter ended September 30, 2011 (“Q3 2011 Form 10-Q”). For your convenience, the Company has listed our responses in the same order as the Staff's comments were presented and have repeated each comment in bold face type prior to our response.
Form 10-K for Fiscal Year Ended December 31, 2010
Item 1A. Risk Factors
We are subject to certain risks related to originating and selling mortgages…, page 11

Comment 1
We note your response to prior comment three of our letter dated July 15, 2011 and your revised risk factor disclosure on page 116 of your Form 10-Q filed on November 4, 2011. Your risk factor discussion should include the details necessary for an investor to understand the risk and potential consequences rather than cross reference various discussions in your filing. In future filings, please quantify in the risk factor the amount of mortgage repurchase requests you have received, compared to the amount of loans actually repurchased.

Response:
In our 2011 Form 10-K, we will modify the risk factor, “We are subject to certain risks related to originating, selling and servicing mortgages…” to include the amount of repurchase requests we have received for each of the periods presented compared to the amount of loans actually repurchased and indemnification requests actually paid.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…, page 22
Noninterest Income, page 30

Comment 2
We note your response to prior comment six of our letter dated July 15, 2011. Please provide us with proposed risk factor disclosure to be included in your 2011 Form 10-K, as requested in our original comment. Please note that your revised risk factor disclosure should quantify the estimated decline in interchange fees and lost network incentives. It appears from your response that fees on Everyday Checking accounts were intended to be a major component of your effort to mitigate lower interchange revenue. We note your October 31, 2011 announcement regarding the elimination of the monthly check card fee on Everyday Checking accounts. Please provide us with updated MD&A disclosure that specifically describes the mitigating actions you have taken, or plan to take, clarifies the extent to which you expect to mitigate reductions in revenue and describes the extent to which you believe you will be able to replace the previously expected Everyday Checking account fees.

Response:
The major component of our revenue mitigation strategy includes monthly maintenance fees associated with our new deposit product offerings and other value-added services that we expect to introduce over time. This summer, we launched our new deposit products and eliminated free checking. Since that time, all new clients have been placed into this new account structure. Existing clients are being migrated from our legacy deposit products to our new deposit offerings, and this migration is largely occurring during the fourth quarter of 2011. Each of the new deposit offerings has a monthly maintenance fee. However, those fees may be waived if the client maintains a minimum balance, has direct deposit, or has a broader banking relationship with SunTrust. The implementation of other value-added fee based services is expected to occur over time (currently estimated to be later 2012 and into 2013, as disclosed in the Executive Overview section of the 3Q 2011 Form 10-Q). This mitigation strategy, as well as the financial implications, was discussed in the MD&A of our 3Q 2011 Form 10-Q, subsection Noninterest Income, which we have provided below. You will note that we discuss the risks associated with the expected revenue mitigation strategies, noting that “inherent in this expectation is our ability to charge certain deposit-related fees for value-added services we provide.”

On June 29, 2011, the Federal Reserve issued a final rule establishing revised standards that significantly lowered the rates that can be charged on debit card transactions and prohibited network exclusivity arrangements and routing restrictions. We estimate that this rule, when it becomes effective in the fourth quarter, will reduce our debit interchange income by about 50% or $45 million to $50 million per quarter prior to any mitigating actions. As a means to mitigate some of this lost revenue, we have introduced new checking account products which are aligned with clients' needs and which we expect will provide additional streams of fee income. Additionally, we will also benefit from the discontinuation of our debit card rewards programs and plan to add other value-added checking account features that, over time, we expect will produce additional deposit fee income. Collectively, and over time, we currently estimate that the benefits from all of these changes will enable us to recapture 50% of the approximate $300 million of combined annual revenue loss attributable to both the newly-issued interchange fee rules and Regulation E. Inherent in this expectation is our ability to charge certain deposit-related fees for value-added services we provide.
The $5 monthly check card fee was a previously planned component of our revenue mitigation strategy; however, as you noted, we announced that we decided not to implement this product feature in light of client feedback. However, we continue to believe we will achieve our revenue mitigation expectation in light of the expected benefits from account maintenance fees and other value-added fees for services.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Now that the Company has more clarity regarding the impact of the recent regulatory and legislative rule changes and how we intend to mitigate a portion of their financial impact, we plan to update the status of this topic in the MD&A section of our 2011 Form 10-K. However, given that those disclosures will be based on facts and circumstances available at that time, we are currently unable to provide the Staff with those proposed disclosures.
Table 5 - Loan Portfolio by Types of Loans (Post-Adoption), page 34

Comment 3	We note your response to prior comment five of our letter dated July 15, 2011. Please revise future filings to provide the information discussed in your response, including the following:

•
Discuss the fact that you are only able to track when the first lien position is in default when you own or service the first lien, and the steps you perform to manage account strategy and develop the allowance for your second lien loans when you are not the owner or servicer of the first lien.

Response:
In our previous response, we stated that SunTrust generally does not have the ability to track the delinquency status of all the first lien positions when SunTrust is not the servicer of or own the first lien position. However, for a small percentage of accounts where SunTrust is not the servicer or owner of the first lien, SunTrust regularly monitors the first lien to determine if the first lien is in foreclosure. The regular monitoring only occurs when SunTrust receives a foreclosure notice from the first lien holder and when the property has sufficient equity to justify participating in the foreclosure proceeding. Because we do not always receive notification and because we do not choose to monitor the first lien position unless the property has equity, we only monitor the delinquency status information on a small percentage of accounts when SunTrust is not the servicer.

As part of our overall account management program, SunTrust uses a first mortgage delinquency “trigger” sourced from credit bureau data to identify when a first lien enters delinquency for all home equity accounts, including those where SunTrust does not own or service the first lien position. This account-monitoring program is part of a broader set of account management activities that SunTrust performs to limit its exposure to higher risk accounts. Note that while SunTrust identifies delinquent first lien accounts owned or serviced by third parties that are linked to home equity accounts owned by SunTrust, SunTrust rarely regularly monitors the delinquency status of these accounts beyond the delinquency notification due to data limitations as well as the lack of available equity in the collateral. The available credit related to most junior lien home equity accounts with a delinquent first lien is immediately suspended once SunTrust is notified of the delinquency. For disclosure purposes, SunTrust believes the relevant information to users is the additional exposure we have to junior lien accounts when the first lien is delinquent, which is limited given our policy to suspend remaining available credit.

SunTrust does not specifically incorporate first lien performance information directly into the allowance for home equity lines and loans, either for owned and serviced accounts or for accounts serviced by other banks. SunTrust uses both historical and forecasted losses to estimate the allowance. A significant factor in forecasting losses is the borrower's FICO score. The delinquency status of first lien mortgage loans is reflected in a borrower's FICO score on a timely basis, including when the junior lien home equity account is current. The decline in FICO score results in higher expected loss estimates, which influences the allowance estimate.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

SunTrust will include the following disclosures within the MD&A of its 2011 Form 10-K, subsection Loans:

SunTrust performs credit management activities on home equity accounts to limit its exposure. These activities result in the suspension of available credit of most home equity junior lien accounts when the first lien position is delinquent, including when the junior lien is still current. However, SunTrust does not actively monitor the first lien delinquency status on an on-going basis when SunTrust does not own or service the first lien position beyond the initial notification of the first lien becoming delinquent.

•
Disclose, if true, the fact that the default and delinquency statistics for second liens where you own or service the first lien have historically been better than those where you do not own or service the first lien. To the extent possible, please discuss why you believe that trend occurs.

Response:
As of September 30, 2011, the 30 to 89 day delinquency rates for junior lien home equity are 55 basis points lower when SunTrust owns or services the first lien than when SunTrust does not service the first lien.  Specifically, the 30 to 89 day delinquency rate is 1.41% when SunTrust owns or services the first lien versus 1.96% when SunTrust does not service the first lien. Many factors may be causing the difference in performance including higher third party originations and higher percentage of loans in Florida. Given the different characteristics of the portfolio, it is difficult to attribute the performance difference to the fact that SunTrust owns or services the first lien or not.  Accordingly, SunTrust does not believe it is useful to include a discussion of why that trend occurs in future filings.

•	Discuss when the vast majority of your home equity lines of credit convert to amortizing.

Response:
Over 90% of the balances will not begin converting to amortization until 2014 or after; 42% of the balances will convert between 2014 and 2016 and 50% will convert to amortizing in 2017 or after. It should be noted that many home equity lines do not convert to amortizing. Generally, in the last 18 months of their contractual life, more than 75% of home equity lines did not convert to amortizing or, soon after converting, closed the account or refinanced. SunTrust is concerned that disclosing the specific percentages converting to amortizing at specific time periods may lead users to believe that most accounts will convert to amortizing when recent experience indicates this is not the case. Thus, we will include disclosure within the MD&A of our 2011 Form 10-K, subsection Loans, information regarding the range of time in which our home equity lines begin amortizing (i.e., beginning in 2014) and the historical pattern of home equity lines paying off prior to that date.

•
Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

Response:
SunTrust clients undergoing a HAMP or other modification on their SunTrust owned or serviced first lien loan are referred to the home equity modification group on a case-by-case basis. Modifications by first lien holders for non-SunTrust serviced mortgages do not automatically result in contact with SunTrust. Whether or not the first lien is modified does not impact our allowance methodology with respect to the junior liens unless it influences the borrower's FICO score.

•
Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your junior lien is typically shown as current and performing when the first lien holder files a foreclosure notice.

Response:
The first lien holder in most cases notifies us when the borrower is sent the foreclosure notification pursuant to state requirements; however, some states within our footprint are “non-notice” states and are not required to contact the junior lien holder.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Our current process is to track only accounts where the property has sufficient equity to participate in foreclosure proceedings. Given recent trends in home prices, for most accounts, this is not the case; therefore, we rarely track first lien delinquency status after receiving notification.

For SunTrust owned or serviced first lien accounts that are delinquent (i.e., four months or more past due) and SunTrust has a junior lien, approximately 50% of the junior home equity accounts are current. Current junior lien home equity accounts with a delinquent SunTrust first lien are approximately 0.6% of all SunTrust junior lien accounts when SunTrust owns or services the first lien.

•	Tell us and, disclose in future filings, the loss severity typically experienced on your junior lien loan.

Response:	Home equity junior lien loss severity is approximately 90%, which SunTrust will disclose in future filings beginning with our 2011 Form 10-K.
Credit Risk Management, page 58

Comment 4
We reissue prior comment ten of our letter dated July 15, 2011, which was intended to address your disclosure in this section of your MD&A. In responding to this comment, please ensure that your proposed disclosure definitively addresses what changes you have made to your underwriting program; we note in this regard that your proposed risk factor disclosure references “[e]xamples of some underwriting elements that may be reviewed….” Your revised disclosure also should explain to investors how these changes have resulted in improved credit risk measurement and management.

Response:	The Company will include in our 2011 Form 10-K the following disclosures within Risk Factors and MD&A, subsection Credit Risk Management.
Risk Factors
We may continue to suffer increased losses in our loan portfolio despite enhancement of our underwriting policies and practices.
We seek to mitigate risks inherent in our loan portfolio by adhering to specific underwriting policies and practices, which often include analysis of a borrower's credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Our underwriting policies, practices and standards are periodically reviewed and, if appropriate, enhanced in response to changing market conditions and/or corporate strategies. Examples include: client eligibility requirements, documentation requirements, loan types, collateral types, loan to value ratios and minimum credit scores. Prior reviews have resulted in more stringent documentation standards, lower maximum loan-to-value ratios, and channel and client type restrictions. These actions have contributed to a 54% reduction in exposure since the fourth quarter of 2008 in certain higher risk portfolio segments, such as higher risk mortgage, home equity and commercial construction. These segments produced over one-half of the Company's net charge-offs between 2009 and 2011. These actions have also contributed to declines in early stage delinquencies and non-performing loans. While these changes have resulted in improving asset quality metrics, elevated losses may continue to occur due to economic factors, changes in borrower behavior, or other factors.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

MD&A under the Enterprise Risk Management section (replacement of fourth paragraph on page 58 of our 2010 10-K)
To achieve this objective, we continually refine our risk governance and management limits, policies, processes and procedures to reflect changes in external conditions and/or corporate goals and strategies. In terms of underwriting, we seek to mitigate risk through analysis of such things as a borrower's credit history, financial statements, tax returns, cash flow projections and liquidity, and collateral value. In addition, our loan products and underwriting elements are continuously reviewed and refined. Examples include: client eligibility requirements, documentation requirements, loan types, collateral types, loan to value ratios and minimum credit scores. Prior reviews have resulted in more stringent documentation standards, lower maximum loan-to-value ratios, and channel and client type restrictions. These actions contributed to a 54% reduction in exposure since the fourth quarter of 2008 in certain higher risk portfolio segments, such as higher risk mortgage, home equity and commercial construction; these segments produced over one-half of the Company's net charge-offs between 2009 and 2011. These actions have also contributed to a decline in early stage delinquencies and non-performing loans.
Market Risk Management, page 59

Comment 5
We note your response to prior comment 11 of our letter dated July 15, 2011, which we reissue as follows. Please provide proposed disclosure that expands your risk factor on page 13 entitled “Changes in market interest rates or capital markets could adversely affect our revenue…” to address your exposure arising from interest rate risk and to provide a quantitative discussion of the amount of your variable loans subject to interest rate risk.

Response:
The Company notes that variable rates loans are included in our market value of equity and interest rate sensitivity analysis in MD&A, subsection Market Risk Management, however, we will include in our 2011 Form 10-K within the MD&A and Risk Factors the following clarifying language.

Market Risk Management
Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and other relevant market rates or prices. Interest rate risk, defined as the exposure of net interest income and MVE to adverse movements in interest rates, is our primary market risk, and mainly arises from the structure of the balance sheet, which includes all loans. Variable rate loans, prior to any hedging related actions, are approximately 55% of total loans and approximately 41% of total loans, after giving consideration to hedging related actions.
We are also exposed to market risk in our trading instruments carried at fair value. ALCO meets regularly and is responsible for reviewing our open positions and establishing policies to monitor and limit exposure to market risk. The policies established by ALCO are reviewed and approved by our Board.
Risk Factors
Changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital and liquidity.
Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and other relevant market rates or prices. Interest rate risk, defined as the exposure of net interest income and MVE to adverse movements in interest rates, is our primary market risk, and mainly arises from the structure of the balance sheet, which includes all loans. Variable rate loans, prior to any hedging related actions, are approximately 55% of total loans and approximately 41% of total loans, after giving consideration to hedging related actions. We are also exposed to market risk in our trading instruments, investment portfolio, Coke common stock, MSRs, loan warehouse and pipeline,

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

and debt and brokered deposits carried at fair value. ALCO meets regularly and is responsible for reviewing our open positions and establishing policies to monitor and limit exposure to market risk. The policies established by ALCO are reviewed and approved by our Board.

Given our business mix, and the fact that most of the assets and liabilities are financial in nature, we tend to be sensitive to market interest rate movements and the performance of the financial markets. In addition to the impact of the general economy, changes in interest rates or in valuations in the debt or equity markets could directly impact us in one or more of the following ways:

•	The yield on earning assets and rates paid on interest−bearing liabilities may change in disproportionate ways;

•	The value of certain balance sheet and off−balance sheet financial instruments or the value of equity investments that we hold could decline;

•	The value of assets for which we provide processing services could decline; or

•	To the extent we access capital markets to raise funds to support our business, such changes could affect the cost of such funds or the ability to raise such funds.
Trading Activities, page 61

Comment 6
We note your response to prior comment 12 of our letter dated July 15, 2011. We note that you had no backtest exceptions during 2009, 2010, or the first, second and third quarters of 2011. We also note your disclosure on page 106 of your Form 10-Q filed on November 4, 2011 that, based on your 99% confidence level and one-day holding period, you expect, on average, losses to exceed VAR two or three times per year. Please address the following:

•
Given that your trading losses never exceeded your calculated VAR during 2009, 2010 and the first three quarters of 2011, as statistically expected, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon.

Response:
VAR is a statistical measure used to estimate potential losses from adverse market moves. VAR results are used for risk management purposes as well as for the regulatory capital calculation. SunTrust's VAR calculation is closely aligned with regulatory capital requirements. SunTrust calculates VAR for current positions using historical market data from the previous twelve months. Significant assumptions are used in all VAR models. One of the most significant assumptions is that future changes in market risk factors can be inferred from history. While this is a market accepted standard, this assumption may not always be valid and may significantly affect the number of backtest exceptions. For example, the heightened volatility in the markets that resulted from the financial crisis of 2008 would have generally biased VAR upwards, potentially significantly, relative to pre-crisis levels, for comparable risk exposures. As it turned out, volatility in the markets generally moderated over the ensuing period contributing to few industry backtest exceptions according to publicly available information.

Additionally, the absence of backtest exceptions is not necessarily indicative of model shortcomings since VAR backtest exceptions, like most tail statistics, cannot be precisely predicted. The determination of model appropriateness by Market Risk Management is an ongoing process, which includes the evaluation of model performance at a granular level and comparison of risk sensitivities to alternative source systems.

•	Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Response:
In addition to on-going model monitoring and maintenance performed by Market Risk Management, SunTrust's Model Validation Group has performed independent reviews of all VAR models in use at the Company. The most recent reviews took place over the course of 2010 and 2011. The models were determined to be suitable for business use.

Table 32 - Reconciliation of Non-U.S. GAAP Measures, page 88

Comment 7
We note your response to prior comment nine of our letter dated July 15, 2011. Although the Federal Reserve Bank is monitoring certain bank holding companies (BHCs) to evaluate the reasonableness of the BHC's plans to address anticipated future standards, including Basel III, the U.S. bank regulatory agencies have not yet finalized regulations governing the implementation of Basel III and such implementation is not expected to begin until 2013. Until the rules have been finalized and implemented, capital requirements calculated pursuant to Basel III are considered to be non-GAAP measures as they are not required disclosure by a government, governmental authority or self-regulatory organization. As such, please either revise your disclosure to label this measure as non-GAAP, or disclose the reasons why you believe it represents a required disclosure from a banking authority and disclose any threshold required to be considered “well-capitalized” as you have done for your other capital metrics.

Response:
We continue to believe that the financial measure “Tier 1 common equity” meets the requirements of the exception to the definition of a non-GAAP financial measure in Regulation G. We understand that the Staff has concluded that this measure is non-GAAP based on the fact that U.S. bank regulatory agencies have not yet finalized regulations implementing Basel III and that, presumably, the registrant is not presently required by its regulator to calculate and disclose Tier 1 common equity. However, the registrant already is required to disclose this financial measure by its regulator, and below we provide additional information about this present requirement.

However, before discussing present regulatory requirements, it is important to note that the Commission did not intend for bank regulatory measures to be considered non-GAAP financial measures. In Release No. 33-8176, “Conditions for Use of Non-GAAP Financial Measures,” (January 22, 2003), the Commission created an exception from the definition of a “non-GAAP financial measure” for “financial measures required to be disclosed by … a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.” In doing so, the Commission expressly contemplated that this exception would apply to bank capital measures. In that release, the Commission stated:
We received comment regarding the exclusion of financial measures used for regulatory purposes from the definition. In response to these comments, we have provided an exclusion from the definition of "non-GAAP financial measure" for financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant. Examples of such financial measures would include measures of capital or reserves calculated for such a regulatory purpose. (citing, as examples, the comment letters of America's Community Bankers and the American Bankers Association.)
The Staff's follow-up comment makes the point that a registrant may not rely on this exception to the extent that the regulatory requirement to disclose the financial measure has not yet become effective. While the Staff correctly notes that the U.S. banking regulations which will implement Basel III have not yet become effective, the Staff overlooks the fact that the registrant is required to disclose this financial measure to the Federal Reserve under the “system of regulation . . . applicable to the registrant.”
Presently, the Federal Reserve requires certain large bank holding companies, which it sometimes refers to as “supervisory capital assessment program banks,” including the registrant, to report Tier 1 common equity. This is true even though the Federal Reserve has not yet adopted formal rules which implement Basel III's Tier 1 common equity requirements. This requirement to report Tier 1 common equity began

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

as part of the initial supervisory capital assessment program in 2009.1 In connection with the initial supervisory capital assessment program, the Federal Reserve stated that:
supervisors expect all [bank holding companies] to have . . . “voting common stockholders' equity” as the dominant element of Tier 1 capital. In this regard, the use of Tier 1 Common capital in the SCAP is consistent with the Board's longheld [sic] belief that common equity should be the dominant form of Tier 1 Capital … Tier 1 Common capital is calculated as Tier 1 capital less non-common elements, including qualifying perpetual preferred stock, qualifying minority interest in subsidiaries, and qualifying trust preferred securities.
In Section 165(i) of the Dodd-Frank Act, Congress ratified this regulatory practice, and required it to be performed annually.
The Federal Reserve provided some explanation of how it presently uses this information, even prior to the enactment of Basel III, on November 10, 2010, in its “Revised Temporary Addendum to SR letter 09-4: Dividend Increases and Other Capital “Distributions for the 19 Supervisory Capital Assessment Program Bank Holding Companies.”2 In that release, the Federal Reserve indicates that regulatory approvals of certain capital actions, such as dividend increases and stock repurchase, will be (effective immediately) tied to the level of Tier 1 common equity. This release also requires bank holding companies to consult with the Federal Reserve's staff before taking any actions, such as stock repurchases, capital redemptions, or dividend increases, which might result in a diminished capital base. The letter goes on to specify that such consultation requires a comprehensive capital plan that reflects management's plans for addressing proposed revisions to the regulatory capital framework agreed by the Basel Committee on Banking Supervision (Basel III) . . . with supporting detail around actions and assumptions to be taken over the entire period necessary for the bank holding company to meet the fully phased in 7% Tier 1 common equity target. In other words, even though the Federal Reserve has not yet promulgated rules which implement Basel III's Tier 1 common equity requirements, the Federal Reserve presently requires supervisory capital assessment program banks, including the registrant, to disclose this financial measure to it as part of its system of regulation.
Additionally, our regulator, the Federal Reserve, has indicated as recently as November 9, 2011, that the financial measures and capital requirements of Basel III have immediate application to the registrant and other large U.S. bank holding companies. Daniel K. Tarullo, a member of the Federal Reserve Board of Governors, delivered a speech entitled “The Evolution of Capital Regulation”3 at the Clearing House Business Meeting and Conference in New York City in which he stated that:

_________________________
1 Refer to the Federal Reserve's “The Supervisory Capital Assessment Program: Overview of Results,” May 7, 2009, publicly available at http://www.federalreserve.gov/bankinforeg/bcreg20090507a1.pdf.
2 Publicly available at http://www.federalreserve.gov/boarddocs/srletters/2009/SR0904_Addendum.pdf.
3 November 9, 2011, publicly available at http://www.federalreserve.gov/newsevents/speech/tarullo20111109a.htm.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

“[T]he Federal Reserve will require bank holding companies that are subject to our proposed capital plan rule (generally companies with $50 billion or more in total assets) to take affirmative steps to improve capital ratios, such as external capital raises, when those steps would be needed to meet each Basel III transition target on time. Next, it is important to note . . . [that]the oversight body of the Basel Committee--in announcing agreement on Basel III in September 2010 . . . said that banks should "maintain prudent earnings retention policies" so as to meet both the new minimum equity standard and the conservation buffer "as soon as reasonably possible." In the spirit of that statement, we will expect large bank holding companies that have not yet met the fully phased-in Basel III requirements . . . to improve their capital ratios steadily during the transition period through prudent earnings retention policies, even if they already meet any applicable intermediate targets. (emphasis added)
From the context in which these statements were made, it is clear that the Federal Reserve was reaffirming and expanding its similar 2010 statement noted above regarding the necessity of increased Tier 1 common equity and was, by implication, communicating a continued and increasingly significant requirement that banks report Tier 1 common equity to it.
In addition to the fact that the registrant is presently required by its regulator to disclose Tier 1 common equity to it, and that this financial measure qualifies for the exception for regulator-required information, we note that use of the measure Tier 1 common equity does not raise the concerns implicated by other non-GAAP measures. The method of calculating this item is prescribed by the Federal Reserve rather than subject to various registrants' separate decisions. As a result, there is little opportunity for any registrant to selectively or inconsistently include or exclude particular items in order to distort its financial position.
Further, we note that the requirements of Item 10(e) of Regulation S-K have little meaning as applied to this financial measure. For example, Item 10(e) of Regulation S-K requires registrants to present, “with equal or greater prominence ….. the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).” However, Tier 1 capital, from which Tier 1 common equity is derived, is itself a regulator-prescribed measure rather than a GAAP-prescribed financial measure. Therefore, no GAAP financial measure exists which can be presented with equal or greater prominence. Additionally, Item 10(e) of Regulation S-K requires registrants to provide a “statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.” If the Staff were to require the registrant to comply with this disclosure requirement, it would disclose that the useful information provided by the financial measure is that the registrant's regulator uses it in assessing the registrant's capital adequacy for regulatory purposes. But this merely makes the case that the information is required by our regulator, and thus meets the exception to the definition of “non-GAAP financial measure.”
Note 9 - Goodwill and Other Intangible Assets, page 121

Comment 8
We note your response to prior comment 22 of our letter dated July 15, 2011. In future filings, to the extent that a significant change in fair value is driven by more than one assumption change, please separately disclose and quantify the key drivers of the changes in fair value, including if the effect of the assumption changes offset each other and only cause an insignificant change in fair value.

Response:
In the future, we will separately disclose and quantify the key assumption changes that drive the change in fair value of MRSs, including if the effect of the assumption changes offset each other and only cause an insignificant change in fair value.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Note 18 - Reinsurance Arrangements and Guarantees, page 159
Guarantees, page 160
Loans Sales, page 161

Comment 9
We note your response to prior comment 27 of our letter dated July 15, 2011. You have indicated that you will consider providing in future filings an estimated range of reasonably possible losses for your obligation to repurchase mortgages once you have additional historical experience related to the key assumptions that enables you to estimate a range of potential loss with increased precision. We do not believe that the criterion “with increased precision” is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or range of possible loss and the reason why you are unable to estimate such loss. Given that you have been processing claims to repurchase mortgages at elevated levels for approximately two years, it is unclear how much additional historical experience you need to reasonably estimate a range of loss, which would be revised over time as new information is obtained and you gain more experience in resolving these claims. To the extent that you continue to believe that you cannot reasonably make the estimate at this time, please confirm you will provide this disclosure in future filings once you are able to, as we believe this disclosure is required to be made pursuant to ASC 450.

Response:
Our inability to provide an estimated range of reasonably possible losses related to mortgage repurchase obligations is due to the degree of volatility and uncertainty surrounding requests originating from third parties, namely government-sponsored enterprises (“GSEs”). Below is a table that demonstrates the degree of quarterly volatility that we have experienced in repurchase requests. Please note the uneven trends in repurchase requests over this period, e.g., the amount of repurchase requests increased over 100% between the 4th quarters of 2010 and 2011 and increased 34%, 11%, and 26% percent sequentially during the first three quarters of 2011 versus increasing and decreasing during the four quarters of 2010.

(in millions)	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Repurchase Requests	$285	$349	$263	$233	$313	$348	$440	$468*
	* - Estimated as of November 22, 2011
Our ability to provide a range of reasonably possible losses is predicated on our ability to reasonably estimate future repurchase requests for the $239.8 billion of loans sold from January 1, 2005 to September 30, 2011, which is generally the time period the repurchase requests arise from. Over this time period, since substantial repurchase requests have been presented, the GSEs have provided management with inconsistent information regarding their policies, strategies, and approach to submitting requests, as well as resolving pending requests. Given this degree of uncertainty and the volume of loans sold, we do not believe we can provide a reasonably possible range of losses due to the possibility of actual losses being outside of that range at this time. While we continue to refine our estimation technique as information becomes available, an estimated range of possible loss would be based on a set of hypothetical assumptions. Consequently, we have provided disclosures in our recent filings4 that provide users of the financial statements with useful disclosures that allow them to understand management's assessment of this contingent obligation. A summary of each of those sections is as follows:
____________________
4 See Critical Accounting Policies within our Form 10-K, the “Reinsurance Arrangements and Guarantees” footnote with our Form 10-Q, MD&A - subsection Noninterest Income within our Form 10-Q, and the Risk Factor “We are subject to certain risks related to originating, selling, and servicing mortgages…” within our Form 10-Q for these disclosures.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Critical Accounting Policies

a.	Overview of representation and warranty indemnification

b.	Indication that repurchase requests have been increasing significantly, especially related to pre-2009 vintages

c.	Overview of methodology and assumptions used to estimate the repurchase obligation

d.	Indication that repurchase requests from 3rd parties have been highly variable

e.	Repurchase rate experience of 50%

f.	Loss severity experience of 50%

g.	Sensitivity analysis indicating that a 10% adverse change in request rate, repurchase rate, and loss severity results in approximately $75 million of additional loss

Reinsurance Arrangements and Guarantees Footnote

a.	Overview of representation and warranty indemnification

b.	Amount of loans sold from January 1, 2005 to September 30, 2011, separated between agency, non-agency, and Ginnie Mae

c.	Amount of remaining outstanding balance of loans sold described in (b) above

d.	Repurchase request volumes for the years 2008, 2009, and 2010 and year to date 2011

e.	Nature of the requests (i.e., vintage and reason for request)

f.	Balance of pending requests as of quarter end and year end

g.	Rollforward of repurchase reserve

h.	Amount of loans repurchased or settled during the nine months ended September 30, 2011 and 2010

MD&A - Noninterest Income

a.	Amount of repurchase provision for each of the periods presented

b.	Repurchase reserve as of quarter end and change from previous quarter

c.	Indication that repurchase trends have been elevated and volatile and that if this trend continues the repurchase provision could increase

Risk Factor - “We are subject to certain risks related to originating, selling, and servicing mortgages…”

a.	Overview of representation and warranty indemnification

b.
Indication that repurchase requests increased significantly during the current quarter and that requests have been highly volatile and there's uncertainty as to whether the recent increase is a new trend

c.	Comment that increased repurchase requests could result in higher repurchase reserve

d.	Comment that investors have recently begun demonstrating reduced flexibility and reduced willingness to resolve pending claims
We believe these disclosures are more useful to a user as they provide a thorough explanation of management's assessment of this contingent obligation. We will provide in future filings disclosures that management is currently unable to estimate the range of reasonably possible losses due to the degree of volatility and uncertainty surrounding third party repurchase requests. Should the information and repurchase request patterns received from the third party investors become more predictable, enabling us to estimate a reasonably possible range of loss, we will provide that range of loss in future filings.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Consolidated Balance Sheets, page 2

Comment 10	Explain to us how your presentation of noncontrolling interest within your statement of position complies with the guidance in ASC 810-10-45-16.

Response:
The Company accounts for noncontrolling interest separate from the parent's equity; however, we have not reported it separately from the parent's equity in the Consolidated Balance Sheets per ASC 810-10-45-16 given the insignificance of noncontrolling interest. As of September 30, 2011 and 2010, noncontrolling interest was $121 million and $106 million, comprising 0.6% and 0.4% of total shareholders' equity, respectively. However, the Company reports the amount of noncontrolling interest for all periods presented in the footnotes beneath the Consolidated Statements of Shareholders' Equity. In future filings, we will include a similar footnote disclosure beneath the statement of position.

Note 1 - Significant Accounting Policies, page 5
Note 3 - Loans, page 13
Credit Quality Evaluation, page 13

Comment 11
We note your response to prior comment 32 of our letter dated July 15, 2011. We note that although your pass and criticized categories have multiple risk ratings, you believe the most meaningful distinction is between accruing and non-accruing criticized loans. Your disclosure should provide an investor an understanding as to how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner. In future filings, expand your disclosure to discuss the fact that your risk rating system is very granular with multiple risk ratings in the pass and criticized categories, but you believe disclosure on a more aggregated basis is more meaningful. Additionally, please consider expanding your disclosure in future filings to discuss how your disclosed categories correlate to your regulatory classifications.

Response:	The Company will disclose the following information within the Loans footnote of its 2011 Form 10-K.
SunTrust employs a dual internal risk rating system, which assigns both probability of default (“PD”) and loss given default (“LGD”) ratings to derive estimated losses (“EL”). Assignment of PD and LGD factors are predicated upon such things as consumer credit risk scores, rating agency information, borrower/guarantor financial capacity, LTV ratios, collateral type, debt service coverage ratios, collection experience, other internal metrics/analysis and qualitative assessments.
SunTrust's risk rating system is granular, with multiple risk ratings in both the Pass and Criticized categories. Pass ratings reflect relatively low expectations of default. The granularity in Pass ratings assists in the establishment of pricing, loan structures, approval requirements, reserves and ongoing credit management requirements.
Criticized assets have a higher probability of default. SunTrust conforms to the regulatory classifications for Criticized assets: Other Assets Especially Mentioned (OAEM, or Special Mention), Adversely Classified, Doubtful and Loss. However, for the purposes of disclosure, management believes the most meaningful distinction within the Criticized categories is between Accruing Criticized (which includes Special Mention and a portion of Adversely Classified) and Non-Performing (which includes a portion of Adversely Classified, Doubtful and Loss). This distinction identifies those higher risk loans for which there is a basis to believe that the Company will collect all amounts due from those where full collection is less certain.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Risk ratings are refreshed at least annually, or more frequently as appropriate, based upon considerations such as market conditions, loan characteristics and portfolio trends. In addition, management routinely reviews portfolio risk ratings, trends and concentrations to support risk identification and mitigation activities.
Restructured Loans, page 18

Comment 12
We note your disclosure that as a result of adopting newly issued accounting guidance that clarifies whether a restructuring is a TDR, you identified $93 million of additional TDRs. Please tell us the typical types of modifications that were determined to be TDRs under the new guidance. Additionally, please tell us whether you have any modification programs for which there is a trial period where the loan must perform before making the loan modification permanent. If so, please tell us whether you consider loans modified during the trial period to be TDRs (assuming the borrower is also experiencing financial difficulty), and if not, please tell us why not and provide an indication of the significance of the loans in a trial modification period.

Response:
The additional type of modification that was determined to be a TDR under the new guidance was the extension of loan maturity. Other modifications that were determined to be TDRs under the new guidance included loans with insignificant delays in payment, including consumer loans that had skip pay, reduced interest rate, or interest only periods between 4-6 months, which were previously not classified as TDRs. Under the clarifying guidance provided in ASC 310-40-15-17, the Company determined that modifications to the terms of a consumer loan in excess of a shorter period, generally 3 months, for a borrower in financial difficulty should be classified as a TDR.

The only program at the Company that includes a trial period, where the loan must perform before entering a loan workout program, is for consumer and business credit cards. We do not classify these credit card loans as TDRs when they are in the trial period as there are no modifications to the loan during the trial period of three months. If the loan performs during the trial period, it is moved into a workout plan that includes either a one or five-year period of reduced interest rates and at the time the borrower enters the workout plan, the loan is classified as a TDR. Credit card loans in a trial modification period as of September 30, 2011 were less than $1 million.
Note 12 - Fair Value Election and Measurement, page 45
Nonrecurring Fair Value Measurements, page 59
OREO, page 60

Comment 13
We note your response to prior comment 33 of our letter dated July 15, 2011. To enhance the transparency of your disclosure, please further expand your disclosure in future filings to discuss the assumptions made by your internal valuation group when establishing the monthly adjustment that is applied to the pool of assets to determine the appropriate reserve amount, as more fully described in your response.

Response:	In future filings, the Company will include the following disclosures within the Fair Value Election and Measurement footnote, subsection Non-recurring Fair Value Measures.
OREO is measured at the lower of cost or its fair value less costs to sell. Level 2 OREO consists primarily of residential homes, commercial properties, and vacant lots and land for which current property-specific appraisals, broker pricing opinions, or other market information is available. Level 3 OREO consists of lots and land for which initial valuations are based on property-specific appraisals or internal valuations. Due to the lower dollar value per property and geographic dispersion of the portfolio, these properties are re-evaluated using a pooled approach, which applies geographic factors to adjust carrying values for estimated further declines in value. Land and lots have proven to be the most challenging asset class to

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

accurately value due in part to the low balance per property composition of the asset class. The pooled discount methodology provides a means to reserve for losses across a broad band of assets rather than rely on potentially unreliable asset-specific valuations. The pooled discount methodology is applied to land and lot assets that have valuations older than six months and that have a net carrying value of less than $1 million. SunTrust's independent internal valuation group determines the discounts to be applied and the discount percentages are segregated by state and by asset class (residential or commercial). The discount percentages reflect the general market decline/increase in a particular state for a particular asset class and are determined by examining various valuation sources, including but not limited to, recent appraisals or sales prices of similar assets within each state.
Allowance for Credit Losses, page 91
Restructured Loans, page 96

Comment 14
We note your disclosure that you have factored in the potential incremental losses in your overall allowance estimate that could occur if restructurings do not ultimately result in the complete collection of principal and interest, as modified by the terms of the restructuring. Please expand your disclosure in future filings to discuss in further detail how these defaults are factored into the determination of the overall allowance. Please refer to ASC 310-10-50-34(b).

Response:
SunTrust will provide clarifying disclosures related to the determination of the allowance for restructured loans in its 2011 Form 10-K by discussing the nature of the roll rate models used to estimate losses for restructured loans. Namely that the roll rate models used to forecast losses on the residential mortgage and consumer TDRs are calculated and analyzed separately using their own portfolio attributes and history, and thereby, reflecting an increased probability of default compared to loans that have not been restructured.

Capital Resources, page 102

Comment 15
We note your disclosure that your capital ratios exceed the proposed regulatory guidelines recently published by the Basel Committee under Basel III and endorsed by U.S. regulatory agencies. Given that these rules have not yet been written and implementation is not expected to begin until 2013, please provide further support and analysis for your disclosure. Specifically, disclose the following:

•	The threshold which you are comparing to state that your capital ratios exceed the proposed regulatory guidelines (i.e., whether at the fully phased-in level under Basel III).
•Discussion of the components calculations and how it differs under Basel I.

•	Any key assumptions made in your calculation given that the rules have not yet been finalized.

Response:
SunTrust will clarify the Company's capital ratios related to the recently published guidelines by the Basel Committee under Basel III and endorsed by U.S. regulatory agencies by including within MD&A of our 2011 Form 10-K, subsection Capital Resources, the following disclosures.

Capital Resources

Our primary regulator, the Federal Reserve, measures capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines weight assets and off−balance sheet risk exposures (risk weighted assets) according to predefined classifications, creating a base from which to compare capital levels. Tier 1 capital primarily includes realized equity and qualified preferred instruments, less purchase accounting intangibles such as goodwill and core deposit intangibles. Total capital consists of Tier 1 capital and Tier 2 capital, which includes qualifying portions of subordinated debt, ALLL up to a maximum of 1.25% of risk weighted assets, and 45% of the unrealized gain on equity securities.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Both the Company and the Bank are subject to a minimum Tier 1 capital and Total capital ratios of 4% and 8%, respectively, of risk weighted assets. To be considered “well−capitalized,” ratios of 6% and 10%, respectively, are required. Additionally, the Company and the Bank are subject to requirements for the Tier 1 leverage ratio, which measures Tier 1 capital against average assets, as calculated in accordance with regulatory guidelines. The minimum and well−capitalized leverage ratios are 3% and 5%, respectively.

In September 2010, the Basel Committee on Banking Supervision (BCBS) announced new regulatory capital requirements (commonly referred to as “Basel III”) aimed at substantially strengthening existing capital requirements, through a combination of higher minimum capital requirements, new capital conservation buffers, and more stringent definitions of capital and exposure. Basel III would impose a new “Tier 1 Common” equity requirement of 7%, comprised of a minimum of 4.5% plus a capital conservation buffer of 2.5%. Tier 1 Common equity was first introduced in the 2009 Supervisory Capital Assessment Process. The transition period for banks to meet the revised common equity requirement will begin in 2013, with full implementation in 2019. Details for estimation of the Basel III Tier1 Common equity ratio are as follows:

SunTrust's Calculation of Basel I Tier 1 Common, per the Existing Federal Reserve Board Supervisory Definition

($ in thousands)	Q3'11

Tier 1 Capital	14,530,876

Non-Common Elements:
Perpetual preferred stock and related surplus	172,511
Qualifying restricted core capital elements (other than cumulative perpetual preferred stock)	2,170,686

Total Non-Common Elements	2,343,197

Tier 1 Common Capital	12,187,679

Risk-weighted Assets	130,952,316

Tier 1 Common Ratio	9.31%

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

SunTrust's Estimation of Basel III Tier 1 Common, per the BCBS's June 2011 Revision to the Basel III Framework

($ in thousands)	Q3'11

Basel I Tier 1 Common	12,187,679

Calculation Adjustments:
Net unrealized gains (losses) on available-for-sale securities	1,092,483
Unrealized Losses on Pension and Post-retirement Plan held in OCI	(454,950)
Overfunded Pension Asset (net of DTL)	(188,932)
Other	(16,719)
Total Calculation Adjustments	431,882

Basel III Tier 1 Common Capital	12,619,561

Basel I Risk-weighted Assets	130,952,316

Calculation Adjustments:
Tier 2 Capital Credit from Unrealized Gains on AFS Equity Securities - Additional RWA no longer required	(368,299)
Unrealized Losses on Pension and Post-retirement Plan held in OCI - Additional RWA no longer required	(454,950)
Additional MSR, DTA, and Market Risk RWA	1,928,657
Other	113,307
Total Calculation Adjustments	1,218,715

Basel III Risk-weighted Assets	132,171,031

Basel III Tier 1 Common Ratio	9.55%

These rules have not been finalized, so certain assumptions regarding their ultimate implementation must be made. Key assumptions are as follows:

Adjustments to Risk-weighted Assets for Unrealized Gains/(Losses) on AFS Portfolio:  Pursuant to its definition of Common Equity Tier 1, the Basel III proposals no longer apply an adjustment to remove unrealized gains or losses recognized on the balance sheet (except, as discussed above, those specifically mentioned relating to the cash flow hedge reserve).  Under Basel I, consistent with the removal of these unrealized gains and losses from Tier 1 Capital, the asset account reflecting these gains and losses (though they are reflected pre-tax) is not subject to risk weighting; only the book values of the assets are risk-weighted.  The Basel III proposals do not state whether the asset account reflecting the gains should now be risk-weighted, and SunTrust makes no assumptions or adjustments for this when estimating Basel III RWA.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

Risk-weighting for MSR Assets:  We anticipate that Basel III as applied to U.S. banks will use the current value of the MSR asset net of any associated deferred tax liability to calculate the threshold deduction in the estimation of both Basel III Tier 1 Common and Basel III RWA. We believe this method of calculation is consistent with other large U.S. banks.

Cash Flow Hedge Reserve Adjustment:  The Basel III proposals state that the amount of cash flow hedge reserve that relates to the hedging of items that are not fair valued on the balance sheet should not be considered in calculating Tier 1 Common.  SunTrust holds a portfolio of float-to-fixed swaps, which it uses to hedge the cash-flow volatility on pools of floating-rate loans.  The unrealized gains on these positions are reflected on the balance sheet within Shareholders' Equity in the Accumulated Other Comprehensive Income account, and the Company removes them (as it does under Basel I) in the calculation of Tier 1 Common (for Basel III purposes).  It is unclear whether the unrealized gains on terminated positions, which are amortized through earnings based on the derivative's original maturity, could be included in Tier 1 Common immediately.  SunTrust excludes all of these unrealized gains when estimating Basel III capital levels.

The BCBS has also stated that from time to time it may require an additional, counter−cyclical capital buffer on top of Basel III standards. As this would only be included in periods of above-average lending activity, it is not included in these calculations. It is anticipated that U.S. regulators will adopt new regulatory capital requirements similar to those proposed by the BCBS. We monitor our capital structure as to compliance with current regulatory and prescribed operating levels and take into account these new regulations as they are published and become applicable to us in our capital planning.

Ms. Suzanne Hayes
Securities and Exchange Commission
December 2, 2011

In connection with our response, the Company acknowledges that:
•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to call the undersigned at (404) 813-5760 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff's comments.
Very truly yours,

/s/ Aleem Gillani
Aleem Gillani
Corporate Executive Vice President and
Chief Financial Officer
cc: Mr. M. Doug Ivester
Audit Committee Chairman
Mr. William H. Rogers, Jr.
President and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and General Counsel
Mr. Thomas E. Panther
Controller and Principal Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner